Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

September 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Scott Lee

Re:	Invesco Exchange-Traded Fund Trust II
File Nos. 333-138490; 811-21977
Responses to Comments on Post-Effective Amendment No. 804

Dear Mr. Lee:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on July 29, 2022, regarding Post-Effective Amendment No. 804 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Trust”), which is also Post-Effective Amendment No. 805 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 7, 2022 to register a new series of the Trust, called the Invesco NASDAQ Future Gen 200 ETF (the “Fund”). (The Fund’s name in the Amendment was the Invesco NASDAQ Patent Innovators ETF, and its updated name will be reflected in a subsequent post-effective amendment.) For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, to show such changes, we have struck through deleted disclosure and marked the new disclosure in underline. We also confirm that defined terms used below have the same meanings as in the Amendment.

1.	Comment:

Please file your letter responding to these comments via EDGAR, and remove any brackets and any blanks from the registration statement when filing a subsequent post-effective amendment. Please also submit the response letter to us at least five business days prior to filing the amended post-effective amendment.

U.S. Securities and Exchange Commission

Mr. Scott Lee

September 26, 2022

Response:

We confirm that we will file this response letter via the EDGAR system, and that such filing will be made at least five days prior to the filing of a subsequent post-effective amendment. We also confirm that all blank or bracketed information in the Amendment will be finalized and completed in the subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter, as well as reflect the updated name of the Fund.

2.	Comment:	Please confirm whether the Fund will combine the information required by Item 6(c)(4) of Form N-1A into the information required by Item 1(b)(1), as permitted by Instruction 4 of Item 6 of Form N-1A.

Response:

The Fund confirms that it does not intend to rely on the referenced option described in Instruction 4 of Item 6 of Form N-1A, but will include the information required by Item 6(c)(4) under the section entitled “Purchase and Sale of Shares.”

3.	Comment:

Please supplementally explain the Fund’s relationship with IPR Strategies, if any, and please clarify if Invesco pays IPR Strategies for its services or data. Please also disclose if IPR Strategies is registered with the SEC or any other financial regulator and, if not, please say so.

Response:

IPR Strategies is an independent, third-party data provider that has partnered with the Index Provider. IPR Strategies provides data to the Index Provider regarding the estimated values of issuers’ patent portfolios, which the Index Provider utilizes to identify companies for inclusion in the Underlying Index according to the index methodology. Although the Adviser has entered into a license agreement with the Index Provider, and the Fund is entitled to use the Underlying Index pursuant to a sub-licensing agreement with the Adviser, the Adviser’s only relationship to the Index Provider is in the licensing of the various trade/service marks relating to the Underlying Index. The Fund and the Adviser have no direct relationship with IPR Strategies and do not directly compensate IPR Strategies for any of its services or data. To the best of the Adviser’s knowledge, IPR Strategies is not registered with the SEC or any other financial regulator as an investment adviser.

4.	Comment:

The Fund states in the “Principal Investment Strategies” section that, to be eligible for inclusion in the Underlying Index, a security must be listed on the Nasdaq Global Select Market or the Nasdaq Global Market. Please describe what these markets are.

Response:

We have revised the disclosure to delete references to the Nasdaq Global Select Market and the Nasdaq Global Market and to clarify that, to be eligible for inclusion in the Underlying Index, a security must be listed on the Nasdaq and must be a member of the Nasdaq Composite, which we define as a broad-based, capitalization-weighted index of all stocks listed on the Nasdaq. The revised disclosure reflecting these changes in set forth in Appendix A to this letter.

5.	Comment:

Please provide a completed fee table and expense example for the Fund. Please confirm supplementally that any fees associated with the Fund’s creation and redemption activity are not reflected in the fee table and expense example.

U.S. Securities and Exchange Commission

Mr. Scott Lee

September 26, 2022

Response:

We have included all outstanding information in the Fund’s fee table and expense example. The completed fee table and expense example is contained in Appendix B to this letter. We confirm that the fee table and expense example do not reflect fees associated with the Fund’s creation and redemption activity.

6.	Comment:

The Fund states in the “Principal Investment Strategies” section that, to be eligible for inclusion in the Underlying Index, a security must have a minimum full market capitalization of $100 million. Please reconcile all references to the size of the companies the Fund will invest in.

Response:

Pursuant to the Underlying Index’s methodology, eligible securities must be issued by companies having a minimum market capitalization of $100 million as of an applicable screening date. However, eligible securities that meet this initial criteria may be of companies of any market capitalization, as long as they also are not included in Nasdaq-100 Index® (an index that measures the performance of 100 of the largest Nasdaq-listed non-financial companies by market capitalization) or the Nasdaq Next Generation 100 Index® (an index that measures the performance of the 100 largest Nasdaq-listed companies outside of the NASDAQ-100 Index® based on market capitalization). We have revised the principal investment strategies disclosure to indicate that, subject to those criteria, the Fund may invest in eligible securities of any capitalization, and we note that the disclosure also contains information on the market cap ranges of the constituents of the Underlying Index as of a recent date. The revised disclosure is set forth in Appendix A.

7.	Comment:

The Fund states in the “Principal Investment Strategies” section that, to be eligible for inclusion in the Underlying Index, a security must have a “minimum free float factor of 0.2.” Please explain this concept using plain English.

Response:

We have moved the discussion of the free float factor to the statutory prospectus and revised the disclosure to clarify this terminology. The revised disclosure (which also is set forth in its entirety in Appendix A) reads as follows:

Eligible securities must also have a minimum free float factor of 0.2. A company’s “free float” refers to the number of its shares available for trading in the market, rather than the total number of shares outstanding (i.e., it excludes outstanding shares that are otherwise restricted from trading). A free float factor of 0.2 means that, to be eligible, a company must have at least 20% of its outstanding shares available for trading in the market.

8.	Comment:

The Fund states in the “Principal Investment Strategies” section that all eligible issuers are ranked by their “patent value estimate (as determined by IPR Strategies)…”. Please provide corresponding disclosure regarding risks of the patent value estimate.

	Response:	The following risk disclosure has been included in the section “Principal Risks of Investing in the Fund”:

Third-Party Data Risk. The Fund seeks to track an Underlying Index composed of securities of companies with valuable portfolios of patents. The Index Provider relies

U.S. Securities and Exchange Commission

Mr. Scott Lee

September 26, 2022

on an independent data provider to ascertain the potential value of an issuer’s patents and related intangible assets (such as its intellectual property and research and development activities) in identifying securities for inclusion in the Underlying Index, as set forth in the Underlying Index’s methodology. The Fund’s performance may suffer if the data provider’s methodology does not correctly value an issuer’s patents. Performance may also suffer if the companies whose securities are included in the Underlying Index ultimately do not benefit from holding such patents. Further, there is a risk that information used by the data provider to evaluate issuers’ patent portfolios may not be accurate. There is no guarantee that the Underlying Index will be composed of companies with the most valuable patents.

9.	Comment:

The disclosure states that the Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the 1940 Act. Please confirm that the Fund will be non-diversified, considering it intends to hold approximately 200 securities in its portfolio.

Response:

At the commencement of its operations, the Fund intends to operate as a non-diversified company. However, if in pursuing its investment strategy the Fund operates as a diversified fund for the requisite period of time, the Fund will amend its registration statement accordingly.

10.	Comment:

The Fund states in the “Principal Investment Strategies” section that the Underlying Index “is comprised of securities of approximately 200 relatively smaller Nasdaq-listed companies…”. Please define and clarify what is meant by “relatively smaller” – for example, provide a market capitalization range.

Response:

We have deleted the reference to “relatively smaller” and have amended the disclosure to clarify that securities of companies eligible for inclusion in the Underlying Index (and in which the Fund may invest) may be of any market capitalization, as long as they meet the Underlying Index’s criteria of having a minimum market capitalization of $100 million and are not constituents of the Nasdaq-100 Index® or the Nasdaq Next Generation 100 Index®. The Underlying Index therefore may include a number of small and mid-cap securities; however, it also may include large cap securities, and there is no percentage limitations on any category of market capitalization. The disclosure includes reference to the fact that the Underlying Index may include securities of small and mid-cap companies, and we note the disclosure also will include information on the market cap ranges of the constituents of the Underlying Index as of a recent date. The revised disclosure reflecting these changes is set forth in Appendix A.

11.	Comment:	We note the prospectus includes risk disclosure regarding risk of foreign investments. Please include risk disclosure relating to investments in emerging markets, if applicable.

Response:

Although the components of the Underlying Index may include securities of companies located in emerging markets (provided that such company’s securities are listed on the Nasdaq), companies in foreign countries – including those in emerging markets – generally are expected to constitute a small amount of the overall composition of the Underlying Index. Accordingly, the Fund does not consider investments in companies in emerging markets to be a principal strategy, and it therefore declines to include that risk

U.S. Securities and Exchange Commission

Mr. Scott Lee

September 26, 2022

disclosure in the summary prospectus. Nevertheless, the Fund has included such risk disclosure as a non-principal risk in the statutory prospectus, given the possibility that the Fund, from time to time, may have non-material exposure to such emerging markets depending on the composition of the Underlying Index.

12.	Comment:

Please clarify if the risk of foreign investing is a principal risk of the Fund. If so, please revise the strategy disclosure to reflect the Fund’s investment in foreign companies. If it is not a principal risk, please remove the disclosure.

Response:

Securities of companies located in foreign countries are eligible for inclusion in the Underlying Index (provided that such company’s securities are listed on the Nasdaq), and as such, the Fund may invest in such companies in seeking to track the investment results of the Underlying Index. However, as noted in response to comment no. 11, companies located in foreign countries generally will constitute a small amount of the overall make-up of the Underlying Index, such that the Fund considers foreign investment risk to be a non-principal risk of the Fund. Accordingly, the Fund has removed such risk disclosure from the summary prospectus and has included the disclosure as a non-principal risk in the statutory prospectus under the heading “Foreign and Emerging Markets Investment Risk”.

13.	Comment:

We note the risk disclosure in the prospectus includes discussion under the section titled “Market Disruption Risks Related to Russia-Ukraine Conflict.” In addition to this discussion, please include disclosure, if appropriate, pertaining to the risks relating to investments in securities of some companies based in China or Hong Kong, in light of the impact of the Holding Foreign Companies Accountable Act (“HFCAA”) and the Public Company Accounting Oversight Board’s (“PCAOB”) determination that if it cannot inspect or investigate completely such companies’ auditors, securities of such companies may be delisted in the future.

Response:

The Fund believes that the effects of the HFCAA and the PCAOB determinations do not have the same potential market effects as the market disruption risks related to the Russia-Ukraine conflict. In addition, the Underlying Index currently does not include securities of companies based in China or Hong Kong. As a consequence, the Fund does not believe this disclosure is germane to the Fund at this time. However, the Fund will continue to monitor the impact of both the HFCAA and the PCAOB’s determination as it relates to the Fund’s investments and the risk profile of the Fund, and the Fund will amend its registration statement in the future to include such risk disclosure, if deemed appropriate at such time.

14.	Comment:

We note the registration statement contains the following disclosure: “Leverage may cause the portfolio of the Fund to be more volatile than if a portfolio had not been leveraged…”. Please update the discussion of the Fund’s principal investment strategies to reflect use of leverage, if appropriate, if the Fund uses leverage as indicated by this disclosure.

	Response:	The Fund does not intend to use leverage as a principal investment strategy. However, as noted in the prospectus, the Fund may use derivatives as part of its non-principal

U.S. Securities and Exchange Commission

Mr. Scott Lee

September 26, 2022

investment strategy, including to create synthetic exposure to an underlying asset, and such strategy may create leverage within the portfolio. Accordingly, the Fund has included a discussion of the risks of leverage in the “Additional Risks of Investing in the Fund” section of the prospectus.

15.	Comment:	Please move the Fund’s non-principal risks to the Statement of Additional Information (“SAI”). Given the Fund seeks to track an underlying index, we note it is unlikely to hold structured notes.

Response:

We respectfully decline to move the non-principal risks to the SAI. The Fund’s non-principal risks, which are disclosed in the section “Additional Risks of Investing in the Fund,” are in addition to the risks related to the principal investments strategies of the Fund discussed in the summary prospectus. Although the risks listed in the section “Additional Risks of Investing in the Fund” do not relate to the Fund’s principal investment strategies, the Fund nevertheless believes it is important for investors to be aware of such risks and therefore has included them in the Fund’s statutory prospectus. Similarly, although the Fund does not intend to utilize structured notes as a principal investment strategy, the Fund may seek to employ such instruments in seeking to track the investment results of the Underlying Index and, accordingly, the Fund believes that including such risk disclosure in the section “Additional Risks of Investing in the Fund” is appropriate.

16.	Comment:

The SAI contains disclosure regarding “LIBOR Transition Risk.” Please confirm whether or not such risk is a principal risk of the Fund and include corresponding risk disclosure in the prospectus, if appropriate.

	Response:	The Fund confirms that it does not consider LIBOR Transition Risk to be a principal risk of the Fund.

*                                                             *                                                              *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 315-2341 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ William McAllister
William McAllister Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

APPENDIX A

Principal Investment Strategies

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. (“Nasdaq” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which is comprised of securities of approximately 200 Nasdaq-listed, non-financial companies outside of the Nasdaq-100 Index® and Nasdaq Next Generation 100 Index® that have the most valuable portfolios of patents relative to their total market values, as estimated by a third-party data provider.

Securities are selected for inclusion in the Underlying Index based on the estimated value of their issuers’ patent portfolios, as determined by IPR Strategies, an independent data provider. IPR Strategies seeks to determine the potential value of an issuer by quantifying such issuer’s intangible assets, such as its intellectual property and research and development activities, as represented by patents held by such issuer. To value a company’s patent portfolio, IPR Strategies utilizes a proprietary valuation model that takes into account patent data collected from multiple sources, including patent offices and corporate filings, as well as a variety of other economic data, including actual values from previously traded patents. The model then determines a “patent value estimate,” which represents the estimated dollar value of the portfolio of patents held by an issuer.

To be eligible for inclusion in the Underlying Index, a security must be a member of the Nasdaq Composite (a broad-based, capitalization-weighted index of all stocks listed on the Nasdaq) and must, among other criteria at the time of screening, have (i) traded for at least three calendar months, (ii) a minimum full market capitalization of $100 million, and (iii) a minimum average daily trading volume of $1 million. The Underlying Index excludes securities of issuers included in the Nasdaq-100 Index® (an index that measures the performance of 100 of the largest Nasdaq-listed non-financial companies by market capitalization) and the Nasdaq Next Generation 100 Index® (an index that measures the performance of the 100 largest Nasdaq-listed companies outside of the NASDAQ-100 Index® based on market capitalization). Securities eligible for inclusion in the Underlying Index may be of any market capitalization (subject to the minimum $100 million threshold noted above), including small- and mid-cap companies. The Underlying Index may include companies from all major sectors, except for companies that are classified as “financials” according to the Industry Classification Benchmark.

All eligible issuers are ranked by the ratio of the company’s patent value estimate (as determined by IPR Strategies) to its market capitalization, and the securities of the 200 issuers with the largest ratios (i.e., those with larger patent portfolio values relative to their market capitalization) are included in the Underlying Index. The Underlying Index is an equally weighted index. “Equal weighting” means that the Underlying Index assigns each component security the same weight.

Security types generally eligible for inclusion in the Underlying Index include common stocks and American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers.

As of August 31, 2022, the Underlying Index was comprised of 198 constituents with market capitalizations ranging from $79 million to $25.7 billion.

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies

Nasdaq Innovators Completion Cap Index®

The Underlying Index is comprised securities of what the Fund considers to be “future generation” Nasdaq-listed companies; that is, approximately 200 Nasdaq-listed, non-financial companies outside of the Nasdaq-100 Index® and Nasdaq Next Generation 100 Index® that have the most valuable portfolios of patents relative to their total market values, as estimated by a third-party data provider.

IPR Strategies seeks to quantify and assign a value to various patents held by eligible issuers to determine each eligible issuer’s estimated portfolio value. To value a company’s patent portfolio, IPR Strategies utilizes a proprietary valuation model that takes into account patent data collected from multiple sources, including patent offices and corporate filings, as well as a variety of other economic data. Securities are selected for the Underlying Index based on the estimated value of their issuers’ patent portfolios. All eligible securities are ranked according to the ratio of the company’s estimated patent portfolio value (as determined by IPR Strategies) to its market capitalization, and securities of the 200 issuers with the largest ratios are included in the Underlying Index. All securities selected for inclusion in the Underlying Index are weighted equally to one another.

To be eligible for inclusion in the Underlying Index, a security must, among other criteria, be a member of the Nasdaq Composite (a broad-based, capitalization-weighted index of all stocks listed on the Nasdaq ) and have (i) traded for at least three calendar months, (ii) a minimum full market capitalization of $100 million, and (iii) a minimum average daily trading volume of $1 million. Eligible securities must also have a minimum free float factor of 0.2. A company’s “free float” refers to the number of its shares available for trading in the market, rather than the total number of shares outstanding (i.e., it excludes outstanding shares that are otherwise restricted from trading). A free float factor of 0.2 means that, to be eligible, a company must have at least 20% of its outstanding shares available for trading in the market.

Security types generally eligible for inclusion in the Underlying Index include common stocks and ADRs . If the issuer of a security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a registered options market in the U.S. or be eligible for listed-options trading on a registered options market in the U.S. Special purpose acquisition companies (SPACs) and real estate investment trusts (REITs) are not eligible for inclusion in the Underlying Index.

Special purpose acquisition companies (SPACs) and real estate investment trusts (REITs) are not eligible for inclusion in the Underlying Index. The Underlying Index excludes securities of companies that are classified as financial companies under the Industry Classification Benchmark (ICB).

The Underlying index is rebalanced semiannually in June and December. The Underlying Index is typically reweighted quarterly in March, June, September and December after the close of trading on the third Friday in those respective months. The reweighting process uses data regarding the total outstanding shares and last sale price of all component securities as of the end of the month prior to the reweighting (i.e., February, May, August and November). However, a special rebalance may be conducted at any time if it is determined to be necessary to maintain the integrity of the Underlying Index. In addition, securities may be removed from the Underlying Index outside of a scheduled rebalance in certain situations, including, for example, if the Index Provider determines that a security has or will undergo a fundamental alteration that would make it ineligible for inclusion in the Underlying Index. New securities may be added to the Underlying Index outside of a scheduled rebalance in such instances. Furthermore, certain corporate actions and events of issuers in the Underlying Index may require maintenance and adjustments to the Underlying Index, in accordance with the Index Provider’s methodology. The Fund is rebalanced and reweighted in accordance with the Underlying Index.

APPENDIX B

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.20%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.20%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$20	$64